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                 [SUTHERLAND ASBILL & BRENNAN LLP LETTERHEAD]

                                                   1275 Pennsylvania Avenue, NW
                                                    Washington, D.C. 20004-2415
                                                                   202.383.0100
                                                               fax 202.637.3593
                                                                 www.sablaw.com

W. THOMAS CONNER
DIRECT LINE: 202.383.0590
Internet: thomas.conner@sablaw.com

                                 JUNE 1, 2006

VIA MESSENGER

William J. Kotapish, Esq.
Division of Investment Management
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re: Template Request for First MetLife Investors Insurance Company, et al.
         ---------------------------------------------------------------------

Dear Mr. Kotapish:

   In accordance with Rule 485(b)(1)(vii) under the Securities Act of 1933 (the "1933 Act"), on behalf of First MetLife Investors Insurance Company ("FMLI"), MetLife Investors Insurance Company of California ("MLI of California") and MetLife Investors Insurance Company ("MLI," and together with FMLI and MLI of California, the "Companies"), we respectfully request the approval of the Securities and Exchange Commission (the "SEC") to file certain post-effective amendments to registration statements on Form N-4 and Form N-6 for certain variable annuity contracts and variable life insurance policies (the "Contracts") issued through various separate accounts of the Companies (the "Replicate Filings") under paragraph (b) of Rule 485.

   In this regard, FMLI filed on June 1, 2006, under Rule 485(a)(1) of the 1933 Act, the following "template" post-effective amendment filing to register a guarantee of insurance obligations provided by General American Life Insurance Company in connection with Contracts issued by the Companies on or before December 31, 2002 ("Guarantee Registration"):

  . FMLI's Post-Effective Amendment No. 10 to the Registration Statement on Form N-4 for First MetLife Investors Variable Annuity Account One, File No. 333-96795 (Class C) ("Template Filing").

   The Companies propose to add the Guarantee Registration from the Template Filing to the following Replicate Filings:

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William J. Kotapish, Esquire
June 1, 2006
Page 2


  . MLI's Post-Effective Amendment No. 15 to the Registration Statement on Form N-4 for MetLife Investors Variable Annuity Account One, File
      No. 333-52272 (Class L and Class L-4 Year (1));

  . MLI's Post-Effective Amendment No. 17 to the Registration Statement on Form N-4 for MetLife Investors Variable Annuity Account One, File
      No. 333-50540 (Class VA, Class AA and Class B);

  . MLI's Post-Effective Amendment No. 12 to the Registration Statement on Form N-4 for MetLife Investors Variable Annuity Account One, File
      No. 333-54358 (Class A);

  . MLI's Post-Effective Amendment No. 13 to the Registration Statement on Form N-4 for MetLife Investors Variable Annuity Account One, File
      No. 333-59864 (Class C);

  . MLI's Post-Effective Amendment No. 14 to the Registration Statement on Form N-4 for MetLife Investors Variable Annuity Account One, File
      No. 333-51950 (Class XC);

  . MLI's Post-Effective Amendment No. 30 to the Registration Statement on Form N-4 for MetLife Investors Variable Annuity Account One, File
      No. 033-39100 (COVA VA, Firstar Summit, Premier Advisor, Destiny Select, and Prevail);

  . MLI's Post-Effective Amendment No. 19 to the Registration Statement on Form N-4 for MetLife Investors Variable Annuity Account One, File
      No. 333-34741 (Navigator-Select, Russell-Select, and Custom-Select);

  . MLI's Post-Effective Amendment No. 9 to the Registration Statement on Form N-6 for MetLife Investors Variable Life Account One, File
      No. 333-69522 (Class Variable Universal Life and Class Variable Single Life / Flexible Premium Joint & Last Survivor Variable Life / Single Life Variable Life);

  . MLI of California's Post-Effective Amendment No. 16 to the Registration Statement on Form N-4 for MetLife Investors Variable Annuity Account Five, File No. 333-54016 (Class VA, Class AA and Class B);

  . MLI of California's Post-Effective Amendment No. 15 to the Registration Statement on Form N-4 for MetLife Investors Variable Annuity Account Five, File No. 333-54036 (Class L and Class L-4 Year (1));

  . MLI of California's Post-Effective Amendment No. 10 to the Registration Statement on Form N-4 for MetLife Investors Variable Annuity Account Five, File No. 333-54386 (Class A);

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William J. Kotapish, Esquire
June 1, 2006
Page 3

  . MLI of California's Post-Effective Amendment No. 13 to the Registration Statement on Form N-4 for MetLife Investors Variable Annuity Account Five, File No. 333-59868 (Class C);

  . MLI of California's Post-Effective Amendment No. 14 to the Registration Statement on Form N-4 for MetLife Investors Variable Annuity Account Five, File No. 333-54074 (Class XC);

  . MLI of California's Post-Effective Amendment No. 9 to the Registration Statement on Form N-6 for MetLife Investors Variable Life Account Five, File No. 333-69852 (Class Variable Universal Life and Class Variable Single Life / Flexible Premium Joint & Last Survivor Variable Life / Single Life Variable Life);

  . FMLI's Post-Effective Amendment No. 11 to the Registration Statement on Form N-4 for First MetLife Investors Variable Annuity Account One, File No. 333-96773 (Class VA, Class AA and Class B);

  . FMLI's Post-Effective Amendment No. 13 to the Registration Statement on Form N-4 for First MetLife Investors Variable Annuity Account One, File No. 333-96785 (Class L and Class L-4 Year (1));

  . FMLI's Post-Effective Amendment No. 10 to the Registration Statement on Form N-4 for First MetLife Investors Variable Annuity Account One, File No. 333-96775 (Class A); and

  . FMLI's Post-Effective Amendment No. 12 to the Registration Statement on Form N-4 for First MetLife Investors Variable Annuity Account One, File No. 333-96777 (Class XC).

   In connection with this request, the Companies confirm that:

  . The Guarantee Registration in the Template Filing is a fair representation of the Guarantee Registration to be added to the Replicate Filings, and the Guarantee Registration in the Replicate Filings will be substantially identical to the Guarantee Registration in the Template Filing so that the Companies will be able to revise the Replicate Filings effectively to reflect SEC Staff comments on the Template Filing.

  . The Replicate Filings will effectively incorporate changes made to the Guarantee Registration included in the Template Filing in response to SEC Staff comments thereon.
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(1)The Class L-4 product was not in existence at the time the guarantee was in place and therefore is not covered by the guarantee.

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William J. Kotapish, Esquire
June 1, 2006
Page 4

  . With the exception of the Guarantee Registration, no Replicate Filing will include changes that would otherwise render it ineligible for filing under Rule 485(b) under the 1933 Act.

                                     * * *

   We understand that the SEC Staff will respond orally to this request. Please direct your reply to the undersigned at 202.383.0590 or Mary Thornton at
202.383.0698. Thank you for your assistance with and attention to this matter.

                                                  Sincerely,

                                                  W. Thomas Conner

cc: Robert Lamont
    Mary Thornton
    Aneal Krishnamurthy


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